EXHIBIT 99.1

OR Royalties Announces Renewal of Normal Course Issuer Bid

Year-To-Date 2025: 593,432 Shares Repurchased for C$28.0 Million

MONTREAL, Dec. 08, 2025 (GLOBE NEWSWIRE) -- OR Royalties Inc. (the “Company” or “OR Royalties”) (OR: TSX & NYSE) is pleased to announce that the Toronto Stock Exchange (the “TSX”) has approved the Company’s notice of intention to make a normal course issuer bid (the “NCIB Program”). Under the terms of the NCIB Program, OR Royalties may acquire up to 9,399,294 of its common shares (“Common Shares”) from time to time in accordance with the normal course issuer bid procedures of the TSX.

The NCIB Program will be conducted through the facilities of the TSX or through alternative trading systems in Canada, if eligible, and will conform to their regulations. Purchases under the NCIB Program will be made by means of open market transactions or such other means as a securities regulatory authority may permit, including pre-arranged crosses, exempt offers and private agreements under an issuer bid exemption order issued by a securities regulatory authority.

Repurchases under the NCIB Program may commence on December 12, 2025 and will terminate on December 11, 2026 or on such earlier date as the NCIB Program is completed. Daily purchases will be limited to 107,496 Common Shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the Common Shares on the TSX for the six-month period ending November 28, 2025, being 429,986 Common Shares.

The price that the Company may pay for any Common Share purchased in the open market under the NCIB Program will be the prevailing market price at the time of purchase (plus brokerage fees when applicable) and any Common Share purchased by the Company will be cancelled. In the event that the Company purchases Common Shares by pre-arranged crosses, exempt offers, block purchases or private agreements, the purchase price of the Common Shares may be, and will be in the case of purchases by private agreements, as may be permitted by the securities regulatory authority, at a discount to the market price of the Common Shares at the time of the acquisition.

The Board of Directors of OR Royalties believes that the underlying value of the Company may not be reflected in the market price of the Common Shares from time to time and that, accordingly, the purchase of Common Shares will increase the proportionate interest in the Company of, and be advantageous to, all remaining shareholders of the Company.

As of November 28, 2025, there were 187,985,880 Common Shares issued and outstanding. The 9,399,294 Common Shares that may be repurchased under the NCIB Program represent approximately 5% of the issued and outstanding common shares of the Company at such date.

Under the prior NCIB Program, which commenced on December 12, 2024 and will terminate on December 11, 2025, the Company received approval from the TSX to purchase up to 9,331,275 Common Shares. Under this NCIB Program, 228,183 Common Shares were repurchased up to and including November 28, 2025, at a weighted average price of approximately C$45.83 per Common Share through the facilities of the TSX. From December 1 to December 5, 2025, an additional 365,249 Common Shares were also purchased at a weighted average price of approximately C$47.92 per Common Share through the facilities of the TSX, representing a total acquisition price of C$28.0 million in 2025 (weighted average price of C$47.12 per Common Share in 2025).

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 195 royalties, streams and similar interests. OR Royalties’ portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Ltd.’s Canadian Malartic Complex, one of the world’s largest gold mines.

OR Royalties’ head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.
Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email:gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (647) 477-2087 Email:htaylor@ORroyalties.com

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that any purchase will be carried under the NCIB Program, management’s expectations on the growth of its asset base and expected development on time and on budget of the projects and properties underlying OR Royalties’ interests. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties’ business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets or (c) the determination of OR Royalties’ PFIC status (d) that financial information may be subject to year-end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties’ ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, OR Royalties relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.